

SEC... 10031007 ...MMISSION
Washington, D.C. 20549

OMB APPROVAL

SEC Mail Processing Section
MAY 21 2010
Washington, DC
112

SEC FILE NUMBER
8-34781

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2009 (MM/DD/YY) AND ENDING March 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgewood Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

14 Philips Parkway
(No. and street)

Montvale	NJ	07645
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey H. Strasberg 201-447-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

100 Kimball Drive	Parsippany	NJ	07054
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RIDGEWOOD SECURITIES CORPORATION

Table of Contents

This report contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Robert E. Swanson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Ridgewood Securities Corporation, as of and for the year ended March 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 5.14.10 Date

Robert E. Swanson
President and Chief Executive Officer



Subscribed and sworn to before me
on this 14 day of May, 2010

Notary Public

JEANNE THOMPSON
A Notary Public of New Jersey
My Commission Expires May 3, 2012

Deloitte.

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA

Tel: +1 973 602 6000
Fax: +1 973 602 5050
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Ridgewood Securities Corporation:

We have audited the accompanying statement of financial condition of Ridgewood Securities Corporation, (the "Company") as of March 31, 2010, and the related statements of operations, cash flows, and changes in stockholder's equity, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ridgewood Securities Corporation at March 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g, h, and i listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 14, 2010

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2010

Assets		
Cash and cash equivalents	$	650,906
Certificate of deposit		57,865
Receivable from affiliates		8,688
Prepaid and other assets		64,733
Total assets	$	782,192
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	112,576
Due to affiliates		50,706
Total liabilities		163,282
Stockholder's equity:		
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		9,000
Retained earnings		608,910
Total stockholder's equity		618,910
Total liabilities and stockholder's equity	$	782,192

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2010

Revenues		
Selling commissions	$	5,205,492
Placement fees		679,831
Interest and other income		4,825
Total revenue		5,890,148
Expenses		
Compensation and benefits		3,774,945
Selling expenses		1,049,330
Professional fees		709,220
Regulatory fees		84,704
Total expenses		5,618,199
Income before income taxes		271,949
Income tax expense		4,315
Net income	$	267,634

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2010

Cash flows from operating activities:		
Net income	$	267,634
Noncash items included in net income:		
Interest income receivable for certificate of deposit		(780)
Changes in operating assets and liabilities:		
Decrease in receivable from affiliates		85,034
Increase in prepaid and other assets		358
Decrease in accounts payable and accrued expenses		(131,519)
Increase in due to affiliates		50,706
Net cash provided by operating activities		271,433
Cash flows from financing activities:		
Distributions to affiliate		(150,000)
Increase in cash and cash equivalents		121,433
Cash and cash equivalents, beginning of year		529,473
Cash and cash equivalents, end of year	$	650,906
Supplemental disclosure		
Cash paid for:		
Income taxes	$	2,239

The accompanying notes are an integral part of these financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2010

	Common stock shares	Common stock	Additional paid-in capital	Retained earnings	Total
Balance, March 31, 2009	1,000	$ 1,000	$ 9,000	$ 491,276	$ 501,276
Net income	-	-	-	267,634	267,634
Distribution to affiliate	-	-	-	(150,000)	(150,000)
Balance, March 31, 2010	1,000	$ 1,000	$ 9,000	$ 608,910	$ 618,910

The accompanying notes are an integral part of these financial statements.

1. BACKGROUND

Ridgewood Securities Corporation (the "Company") was incorporated in September 1983, under the laws of the State of Delaware. The Company acts as a broker-dealer in connection with the private placement of related party limited liability company shares for which Ridgewood Capital Management LLC, Ridgewood Renewable Power LLC, and Ridgewood Energy Corporation (companies affiliated through common ownership) act as managers.

The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use of, or custody of, customer funds.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Company prepares its financial statements under accounting principles generally accepted in the United States of America.

Revenue Recognition—The Company recognizes revenue from services rendered, which include placement fees and selling commissions, in connection with broker dealer activities. Placement fees and selling commissions, after meeting the minimum offering amount of the trust, are recognized when the subscription process is complete. Reimbursable selling expenses are billed at cost and associated revenue recorded as incurred.

Interest income is recorded when earned.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Fair Value of Financial Instruments—As of March 31, 2010, the carrying value of the Company's assets and liabilities approximate fair value.

Income Taxes—The Company files an S Corporation tax return. No provision is made for federal income taxes in the financial statements since the income and losses of the Company pass through and are included in the tax return of the stockholder. However, the Company is subject to state income taxes. On April 1, 2009, the Company adopted updated guidance from the Financial Accounting Standards Board ("FASB") that provides that a tax benefit from an uncertain tax position is to be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions

must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of this new guidance and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There are no significant uncertain tax positions requiring recognition in the Company's financial statements.

Statement of Financial Condition Captions—The following are a summary of specific account captions. Refer to the related footnotes for additional information.

Cash and cash equivalents—The Company considers all highly liquid investments with maturities, when purchased, of three months or less as cash and cash equivalents. At March 31, 2010, cash and cash equivalents approximate fair value and exceeded federal insured limits by $400,000, all of which was invested in US Treasury bills or money markets accounts that invest solely in US government securities.

Prepaid and other assets—Prepaid and other assets consist primarily of prepaid fees to the Financial Industry Regulatory Authority, Inc., prepaid insurance and prepaid state income taxes.

Accounts payable and accrued expenses —Accounts payable and accrued expenses consists primarily of accounting fees, legal fees, and administrative expenses.

New Accounting Pronouncements—Fair Value Measures- In October 2008, the FASB issued guidance which clarifies the application of the guidance in a market that is not active and to determine the fair value of a financial asset when the market for that financial asset is not active. The Company adopted the guidance effective April 1, 2009, with no material impact on its financial statements.

Accounting for Uncertainty of Income Taxes-In October 2008, the FASB decided to defer the application of guidance for all non-public companies noting complexities in determining the scope of the deferral for only pass-through non-public entities. On December 30, 2008, the FASB issued the deferral for the effective date to apply the guidance for nonpublic companies that are (a) not a consolidated entity of a public enterprise that applies U.S. GAAP, or (b) has not issued a full set of U.S. GAAP annual financial statements before the issuance of this FSP using the recognition, measurement, and disclosure requirements. The Company adopted the guidance effective April 1, 2009, with no material impact on the financial statements.

Subsequent Events- In May 2009, the FASB issued guidance regarding subsequent events which establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted this guidance, with no material impact on the Company's financial statements. For 2009, the date through which the Company performed a subsequent events review is May 14, 2010, the date the financial statements were issued.

FASB Accounting Standards Codification- In June 2009, the FASB approved the FASB Accounting Standard Codification (the "Codification") as the single source of authoritative non-governmental GAAP, effective for periods ending after September 15, 2009, superseding existing codification from the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. The Company adopted the Codification with no material impact on its financial statements.

3. RELATED-PARTY TRANSACTIONS

All revenue other than interest and other income is earned from limited liability companies whose managers are affiliates of the Company.

Affiliated companies provide certain office space and other services to the Company. For the year ended March 31, 2010, the Company paid $608,000 in professional fees, which is included in *Professional fees* on the Statement of Operations and $40,000 in rent expense to affiliated companies, which is included in *Selling expenses* on the Statement of Operations.

At March 31, 2010, $8,688 in commissions and fees were receivable by the Company from affiliates, which is included in *Receivables from affiliates* on the Statement of Financial Condition.

For the year ended March 31, 2010, $150,000 in distributions were paid to an affiliate.

4. STOCKHOLDER'S EQUITY

The Company has authorized and outstanding 1,000 shares of $1 par value common stock.

5. RETIREMENT PLAN

Employees may participate in a voluntary defined contribution retirement plan. Employee contributions are matched fifty cents on the dollar up to three percent of salary. Voluntary and employer contributions are fully vested at the time of contribution. For the year ended March 31, 2010, employer contributions were $68,840, which is included in *Compensation and benefits* on the Statement of Operations.

6. INCOME TAXES

For the year ended March 31, 2010, the Statement of Operations reflects income tax expense of $4,315. The income tax expense reflects the current state expense to the states of New Jersey, Massachusetts and California. The Company had prepaid state income tax of $4,080 included in *Prepaid and other assets* on the Statement of Financial Condition and no deferred taxes at March 31, 2010.

The Company is no longer subject to U.S. or state income tax examinations by tax authorities for years before 2006.

7. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. The rule prohibits a broker-dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as these terms are defined by the rule, subject to minimum net capital requirements. As of March 31, 2010, the Company had net capital of $545,272, which was $534,387 in excess of its required net capital of $10,885. The Company's net capital ratio was 0.299 to 1 as of March 31, 2010.

****

RIDGEWOOD SECURITIES CORPORATION — SCHEDULE g

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF MARCH 31, 2010

Net Capital:	
Stockholder's equity	$ 618,910
Nonallowable assets:	
Receivable from affiliates	8,688
Prepaid and other assets	64,733
Penalty on hypothetical early withdrawal of certificate of deposit	217
Total non-allowable assets	73,638
Net capital	$ 545,272
Aggregate indebtedness	
Accrued expenses and payroll taxes payable	$ 163,282
Minimum Net Capital Requirement: (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	10,885
Excess net capital	$ 534,387
Ratio of aggregate indebtedness to net capital	0.299

There are no material differences between the above computation and that filed with the Company's unaudited FOCUS report (Form X-17A-5) filed on April 26, 2010. Therefore, no reconciliation is deemed necessary.

RIDGEWOOD SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF MARCH 31, 2010

Exemption under Section (k)(2)(i) is claimed:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) of Rule 15c3-3.



Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA

Tel: +1 973 602 6000
Fax: +1 973 602 5050
www.deloitte.com

May 14, 2010

Ridgewood Securities Corporation
947 Linwood Ave.
Ridgewood, NJ 07450

In planning and performing our audit of the financial statements of Ridgewood Securities Corporation (the "Company") as of and for the year ended March 31, 2010 (on which we issued our report dated May 14, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
100 Kimball Drive
Parsippany, NJ 07054-0319
USA

Tel: +1 973 602 6000
Fax: +1 973 602 5050
www.deloitte.com

SEC Mail Processing
Section

MAY 21 2010

Washington, DC
112

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of Ridgewood Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to March 31, 2010, which were agreed to by Ridgewood Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Ridgewood Securities Corporation's compliance with the applicable instructions of the Form SIPC-7T. Ridgewood Securities Corporation's management is responsible for the Ridgewood Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and proof of payment to SIPC, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2010, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to March 31, 2010, noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

May 14, 2010

SIPC-7 (30-REV 3/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (30-REV 3/10)

For the fiscal year ended March 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034781 FINRA MAR
RIDGEWOOD SECURITIES CORP
ATTN MIRNA VALDES
14 PHILIPS PKWY
MONTVALE NJ 07645-1811

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 14,725

B. Less payment made with SIPC-6 filed (exclude interest) (7,750)

11-3-2009
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 6,975

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,975

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,975

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ridgewood Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Administrative Coordinator
(Title)

Dated the 13 day of May, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending March 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 5,890,148
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 5,890,148
2e. General Assessment @ .0025	$ 14,725

(to page 1 but not less than $150 minimum)

RIDGEWOOD SECURITIES CORPORATION
(S.E.C. I.D. No. 8-34781)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED MARCH 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT